November 14, 2011

VIA EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Under Armour, Inc.
Form 10-K for Fiscal Year End December 31, 2010
Filed February 24, 2011
File No. 001-33202

Dear Mr. Reynolds:

  Under Armour, Inc. (“we”, “our”, “UA” or the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated October 5, 2011. To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page 49

16. Segment Data and related Information, page 67

Comment 1.	We note your response to prior comment two and our telephone discussion on September 15, 2011. You state that segment managers maintain periodic contact with the CODM to discuss and report on operating activities including the activities of the business units, (BU) within the segment. Please further describe this process and describe the content of reports and or verbal discussions in which information is exchanged. Please explain whether specific financial metrics such as gross margins, contribution margin and inventory at BU level are discussed for any of the BUs and discuss the frequency of these contacts.

Securities and Exchange Commission

November 14, 2011

Response

We noted in our prior response that the Segment Managers maintain periodic contact with the CODM to discuss and report on business activities and operational plans for their respective Operating Segment, including the activities of the Business Units within the Operating Segment. We have expanded our response to provide further details of these meetings. On a weekly basis, the CODM holds a meeting with the CFO, Segment Managers and select other executives, to discuss strategic business issues which are generally operational in nature, including, for example, key open positions, new products, marketing initiatives, and business processes and systems. These meetings do not include a regular agenda item for the discussion of financial performance. When financial metrics are reviewed or discussed, they revolve around consolidated results, revenues of the Operating Segment or revenues of the Business Units within the Operating Segment, and the main drivers of these results. For example, when discussing revenues for the U.S. E-Commerce Business Unit, website visitor conversion and visitor growth may be discussed.

As previously noted, the CODM’s primary focus is net revenue growth on a consolidated, Operating Segment and Business Unit basis. Financial metrics such as gross margins, contribution margin and inventory turns and levels are not discussed for any Business Unit during these meetings. As requested in Comment 2 of this letter, we have included the “Q3 Board Presentation – KP Edition” dated November 2nd -3rd, 2011 and the “Executive Financial Review” for September 2011. These documents include the financial data that is regularly reviewed by the CODM. We request, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, that the Commission Staff return this supplemental information to us following its review.

Comment 2.	To help us better understand how you manage your operations; please describe the entire process of determining the annual revenue and operating income targets for incentive plans and forecasts.

•	Explain each person’s involvement in the forecast/budget process from the BU leader level and up.

•	Tell us each person that approves each level of the forecast (i.e. BU, Segment, North America/International and Consolidated) and the level of detail provided to that individual when s/he approves the forecast at that level.

•	Describe what levels of the forecast does the CODM review and approve.

•	Discuss any BU level information that is provided to the CODM when he reviews and approves the forecast at the level(s) he does.

•	Please explain under what circumstances the CODM provides forecast guidance related to a group of BUs or a given BU.

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November 14, 2011

•	Provide us with the 2011 forecast that is regularly reviewed by the CODM to assess performance. Also, provide any additional operating results package that may be reviewed by the CODM.

Response

Under Armour Inc. is a growth company. The strategic vision of the Company is highly correlated to the Company’s ability to achieve its long term revenue growth targets on a consolidated basis, geographically and at the Business Unit level. The CODM takes an active role in determining how each of the Business Units will contribute to achieving the overall consolidated revenue target. For example, the CODM may stipulate that the Company needs a certain percent of revenues to come from the combined international Operating Segments by a certain year, or may direct a different strategy for U.S. Direct to Consumer revenues.

The forecasting process starts with the CODM setting the consolidated revenue targets, gross margin targets, operating income targets and inventory turn targets for the Company. The CODM then determines the level of investment the Company is willing to make in each of the three growing international Operating Segments, which leads to the revenue and operating income targets for the international Operating Segments. The CFO and Financial Planning & Analysis (“FP&A”) Team calculate target revenue and operating income for the North American Operating Segment based on the consolidated targets less the international Operating Segments targets, which is then approved by the CODM.

The CODM, the CFO and the Segment Managers also work together to determine revenue targets for each Business Unit necessary to achieve the consolidated Company and Operating Segment revenue targets. Based on these Business Unit revenue targets and knowledge about the Business Unit, the CFO and the FP&A Team determine the Business Unit operating income targets that are required to achieve the geographic Operating Segment and consolidated Company operating income targets approved by the CODM.

Revenue, gross margin and operating income targets are then communicated to the Business Unit Managers by the FP&A Team. The Business Unit Managers work with the FP&A Team to develop a detailed and supported forecast for the Business Unit, including revenues, gross margin and operating income. If the forecast does not achieve the revenue and operating income targets, then discussion occurs between the Business Unit Managers and the FP&A Team until an agreement is reached. If the combined forecast for the Business Units within an Operating Segment create a shortage compared to the approved operating segment forecast, then CODM approval is required if a reallocation between Operating Segments is necessary. The CODM also becomes involved in material changes to revenue targets for each Business Unit.

In summary:

•	The CODM reviews and approves 1) revenues, gross margin, operating income and inventory turns on a consolidated basis, 2) revenues and

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November 14, 2011

operating income for each of the four Operating Segments, and 3) revenue for each of the Business Units within the Operating Segments. The information reviewed with the CODM during this process includes revenues, gross margin, total SG&A and operating income for the four Operating Segments and the consolidated total, along with revenues by Business Unit.

•	The CFO and Segment Managers review and approve revenues for each of the Business Units within the North American Operating Segment, and based on the approved revenues by Business Unit, the CFO and FP&A Team determine appropriate operating income by Business Unit. The information reviewed by the CFO and Segment Managers during this process includes revenues, gross margin, SG&A and operating income for each of the four Operating Segments and for each of the related Business Units.

•	The Business Unit Managers work with the FP&A Team to develop a detailed and supported forecast for the Business Unit that aligns with the consolidated and Operating Segment revenues, gross margins and operating income targets.

The North American Operating Segment includes seven Business Units. The CODM provides forecast guidance related to a group of Business Units in connection with his review and approval of the total North American Operating Segment revenue. During this review, the forecasts for line items other than revenue of the individual Business Units within the North American Operating Segment are not provided to the CODM. Currently, each of the International Operating Segments has a single Business Unit. The CODM sets the revenue targets for the Business Units, which further ensures that the Business Unit initiatives are aligned with the Company’s overall strategic initiatives.

The forecast process described above is also used to establish the targets for the Company’s annual incentive plan. Please refer to our letter dated June 1, 2011 for further details on our incentive plans.

Please refer to the attached “Q3 Board Presentation – KP Edition” dated November 2nd – 3rd which provides the 2011 forecast as reviewed with the CODM. In addition to the Board Presentation package which is reviewed on a quarterly basis, the CODM also receives the “Executive Financial Review” on a quarterly basis. We have attached the most recent September 2011 version for your review. We request, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, that the Commission Staff return this supplemental information to us following its review.

Comment 3.	We note your response to prior comment six on the level of detailed selling, general and administrative expenses communicated to the CODM by product and channel. To help us better understand the basis of your segment presentation, please provide an analysis on resource allocation of your selling and marketing expenditures:

Securities and Exchange Commission

November 14, 2011

•	Explain how resources are allocated and explain each person’s involvement in that process from the BU leader level and up.

•	Discuss how the COO or EVP Product and EVP Business Development (collectively “segment managers”) of North America allocate resources to each of the BUs.

•	Please discuss whether the segment managers can make the allocation decision without approval from the CODM.

•	Explain whether these segment managers [can] later reallocate resources between BU’s under their own supervision during the year without seeking approval from the CODM.

•	Discuss when approval of the CEO is needed and when it is not needed for resource allocation decisions.

Response

Our marketing decisions are integral to increase customer and potential customer awareness. As such, our marketing expenditures are planned and managed on a consolidated basis. While marketing expenses are recorded within each geographic segment, the expenses are generally not allocated to the Business Units within the segment. The CODM allocates consolidated resources to marketing expenditures by approving marketing investments that he believes will provide greater brand awareness and contribute toward the achievement of the current and future consolidated revenue target. The CODM has significant involvement in deciding which marketing initiatives should be allocated resources to drive the achievement of the overall strategic plan. These include the approval of multi-year spending commitments such as team, professional athlete, or event sponsorships, brand campaigns, and investments in the overall presentation at retailers. These initiatives generally require significant financial investment, are key to exposing the brand, and have perceived benefit across each of our Business Units. The remaining marketing expenditures that are allocated to the Business Units within the North American Operating Segment are primarily to support marketing campaigns with our retail partners based on a percentage of sales with the specific partner. In summary, the CODM has input into the overall marketing spend for the Company, but he is not involved with how marketing expenditures are allocated within the Business Units.

While selling expenses are managed within the Business Units, these expenses are correlated to the Business Unit revenue targets set by the CODM. For example, the US Retail Business Unit selling expenses are set and managed by the CFO, Segment Manager and Business Unit Manager as a percentage of revenues. As noted above, the CODM sets all business unit revenue targets. The CODM relies on the Business Unit Managers and Segment Managers to allocate adequate resources to achieve the revenue targets and stay within the segment operating income targets.

As noted above, most of the planned marketing expenditures within the Operating Segment are not allocated to the Business Units. The CODM does not receive information on the remaining resources that are allocated to selling and marketing in the Business Units. However, when reviewing operating income on a consolidated basis, a particular Business Unit may be

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November 14, 2011

highlighted in order to explain the major drivers of SG&A fluctuations for purposes of giving context to the consolidated results.

Segment Managers can allocate resources during the planning process and later reallocate resources between Business Units during the year without seeking approval from the CODM, provided the reallocation does not impact the consolidated and Operating Segment targets set, reviewed and approved by the CODM. If allocations between Business Units cause results to not meet the operating income targets set by the CODM, additional guidance from the CODM will be necessary for updates to forecasted Operating Segment or consolidated operating income. The guidance provided ensures that strategic goals are maintained and it is the responsibility of the Business Unit Managers, Segment Managers and CFO to reallocate between business units. The need to reallocate resources from one Operating Segment to another requires the approval of the CODM. The CODM’s approvals are not needed on resource allocations within the Operating Segments, as long as the operating segments are expected to meet the operating income (loss) targets set by the CODM. Also, as discussed above the CODM is typically involved in reviewing and approving material spending commitments and other specific strategic transactions.

Comment 4.	We note that your response to prior comment six did not address our comment on page 4 of the Q4 Board presentation in which you present gross margins for Apparel, Footwear, Ecommerce and Canada/International. Please explain what this schedule is presenting and how this information reconciles with your statements that the CODM does not receive financial metrics below revenues for any of the product categories or distribution channels.

Response

We apologize for our oversight in not directly responding to your previous question. Page 4 of the Q4 Board Presentation is a “Downside Risk Analysis” schedule. This schedule was developed to help identify the consolidated dollar impact of certain risks and opportunities. The estimated gross margin percentages were included to highlight the impact to consolidated operating results if strategic initiatives were not successful, and not to highlight a Business Unit gross margin. The gross margin percentages for Apparel, Footwear, E-commerce and International on this schedule for 2012 and 2013 are not utilized by the CODM to allocate resources or to assess performance since, as mentioned previously, no other actual gross margin, contribution margin or inventory information for Business Units is provided to the CODM.

Comment 5.	We note your discussions during quarterly earnings calls and investor conferences. Specifically we note the remarks made by your CODM on September 7, 2011 at Goldman Sachs Global Retailing Conference regarding the pressure on gross margins. The CODM explained the impact of your growing apparel business will [be] offset with direct to consumer and footwear business. Therefore, it appears to us that your CODM has gross margin information by product categories and or channels. Identify for us the financial information utilized by the CODM to prepare for such earnings and investor calls. Please

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November 14, 2011

explain to us how you have considered this information in your determination of operating segments, particularly as it relates to the characteristic of assessing performance function under ASC 280-10-50-1(b).

Response

During the Goldman Sachs Global Retailing Conference that you reference, our CODM discussed the relative impact on gross margin due to the anticipated increase in revenue from the growth in footwear, apparel and direct to consumer. The relative margin relationship between apparel, footwear and direct to consumer sales is a known and accepted dynamic of our industry. Given the higher input cost associated with footwear, the margins are generally lower than apparel. Correspondingly, direct to consumer businesses earn higher gross margins by selling goods directly to the consumer as compared to selling through a retailer or other vertical sales channel. This relationship is often discussed in our Management’s Discussion and Analysis as one of the drivers of changes in consolidated gross profit. For example, please refer to the Gross Profit discussion for the year ended December 31, 2010 as compared to the year ended December 31, 2009 on page 30 of our 2010 Form 10-K which notes that a driver of the increase in gross profit was a result of “increased direct to consumer higher margin sales.”

ASC 280-10-50-1(b) states that one of the criteria for segment reporting is that the operating results of the segment are regularly reviewed by the CODM to assess performance and allocate resources. Our CODM does not regularly review gross margin by product categories or distribution channels to assess performance and allocate resources. The CODM’s statements on September 7, 2011 at the Goldman Sachs Conference were in line with statements made in our quarterly filings related to consolidated gross margin drivers.

In preparation for the earnings and other investor calls, the CODM reviews financial data which details the key performance metrics of the Company on a consolidated basis. These metrics include consolidated net revenue, gross margin, operating income, and earnings per share. This information also includes revenue by Business Unit, the leading consolidated gross margin drivers, the SG&A drivers and key consolidated Balance Sheet highlights. We have included for your review the document with this financial data that was provided to the CODM in preparation for the Company’s most recent earnings call. We request, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, that the Commission Staff return this supplemental information to us following its review.

Comment 6.	We note that your form of organization may contain certain overlapping sets of components for which managers are held responsible, similar to a matrix form of organization. For example if certain managers are responsible for different product lines while other managers are responsible for specific geographic areas. Considering that the CODM regularly receives and reviews the operating results of both sets of components, tell us how you considered the guidance that components based upon products and services would determine operating segments and not geographic areas. See FASB ASC 280-10-50-9.

Securities and Exchange Commission

November 14, 2011

Response

Given our current structure, we do not consider our organization a matrix structure nor do we provide overlapping component information to our CODM as described by ASC 280-10-50-9. Our current organization structure does not contain overlapping components for which Business Unit Managers are held responsible. The Business Unit operating results are combined to arrive at consolidated results. We do not have managers that are responsible for product line sales that extend into other Business Units. Specifically, as an example, the US Wholesale Apparel Business Unit does not include apparel sales generated in either US E-Commerce, US Retail or Canadian Business Units. Each of these Business Units sells apparel, but their results are combined with other Business Units to arrive at results for the North American Operating Segment. We currently do not review, nor do we have the system ability to compile global gross margin or operating income by product line. Additionally, management responsibility for operating performance does not overlap. Each Business Unit Manager is responsible for the results of his respective Business Unit. The Business Units are a mix of distribution, products and geographies as we discussed in our response letter dated June 1, 2011. We do not have one individual that is responsible for the global operating results for a particular product.

As previously stated within our prior responses and during our telephone discussion, the CODM does not receive or review the operating results of the Business Units within the North American Operating Segment. The CODM receives consolidated operating results, operating results of each of our Operating Segments and revenue information by Business Unit. This information is provided to the CODM on a regular basis through the packages that we previously provided to you in our response letter dated June 1, 2011. The CODM is not provided information below revenue for the Business Units.

In addition, pursuant to the Staff’s letter, we hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 14, 2011

  Please feel free to call me at (410) 454-6653 or David Bergman, Controller, at (410) 454-6671 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Brad Dickerson

Brad Dickerson
Chief Financial Officer